UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)

YOUNG INNOVATIONS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

987520 10 3

(CUSIP Number)

August 8, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	] Rule 13d-1(b)
[	] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP Number 987520 10 3	Schedule 13G

1.	NAME OF REPORTING PERSON IRS. IDENTIFICATION NUMBER. OF ABOVE PERSON (ENTITIES ONLY) George E. Richmond
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER 2,193,684
6.	SHARED VOTING POWER -0-
7.	SOLE DISPOSITIVE POWER 408,327
8.	SHARED DISPOSITIVE POWER 1,785,357
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,193,684
10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ X ]

Amount excludes 1,102 shares of Common Stock held by Mr. Richmond’s spouse. Mr. Richmond has no voting or dispositive power over such shares and disclaims beneficial ownership of the 1,102 shares.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.1%
12.	TYPE OF REPORTING PERSON IN

CUSIP Number 987520 10 3	Schedule 13G

This Amendment No. 7 (the “Amendment”) amends the Schedule 13G that was originally filed by George E. Richmond on February 13, 1998, and its subsequent amendments, to reflect the sale to the Company of 300,000 shares of common stock of the Issuer by the George E. Richmond 2006 Irrevocable Trust dated January 31, 2006, and the sale of 700,000 shares of common stock by the George E. Richmond Trust Under Agreement dated January 14, 1975. The Issuer repurchased the shares for a purchase price of $26.00 per share on August 8, 2007, which is the date of the event that requires this filing.

Item 1.

(a)	Name of Issuer:

Young Innovations, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

13705 Shoreline Court East

Earth City, MO 63045

Item 2.

(a)	Name of person filing:

George E. Richmond

(b)	Address of principal business office or, if none, residence:

13705 Shoreline Court East

Earth City, MO 63045

(c)	Citizenship: United States citizen
(d)	Title of Class of Securities: Common Stock, par value $.01 per share
(e)	CUSIP Number: 987520 10 3

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[	]	Broker or dealer registered under section 15 of the Act.
(b)	[	]	Bank as defined in section 3(a)(6) of the Act.
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act.

(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	[	]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	[	]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[	]	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).
(h)	[	]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.
(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	[	]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to section 240.13d-1(c), check this box: [ ]
Item 4.	Ownership.
(a)	Amount beneficially owned: 2,193,684
(b)	Percent of class: 27.1%
(c)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote: 2,193,684
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of: 408,327
(iv)	Shared power to dispose or to direct the disposition of: 1,785,357
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2007

/s/ Christine R. Boehning

Christine R. Boehning, attorney-in-fact for George E. Richmond